January 14, 2025

Sheng Xu
Chief Executive Officer
Tian Ruixiang Holdings Ltd
Room 918, Jingding Building,
People   s Republic of China

       Re: Tian Ruixiang Holdings Ltd
           Registration Statement on Form F-1
           Filed January 2, 2025
           File No. 333-284110
Dear Sheng Xu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Linda Ni, Esq.